November 4, 2003
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares in The Market

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with Article 210 of the Japanese Commercial Code.

Particulars

1.	Purchase Period:	From October 1, 2003 to October 31, 2003
2.	Total Number of Shares Purchased:	3,047 shares
3.	Aggregate Amount of the Purchase:	¥1,351,848,000
4.	Method of the purchases:	Purchases on the Tokyo Stock Exchange

(Reference 1)
Details of the Resolution approved at the 19th Ordinary General Meeting of Shareholders held June 26, 2003

· Class of Shares to Be Acquired:	JSAT's common stock
· Total Number of Shares to Be Acquired:	Up to 45,000 shares
· Aggregate Amount of Shares to Be Acquired:	Up to ¥22.5 billion

(Reference 2)
Aggregate Number of the Company's Shares Purchased From June 26, 2003 to October 31, 2003

· Total Number of Shares Purchased:	6,117 shares
· Aggregate Amount of the Purchase:	¥2,754,645,000

dlw 12/4

JSAT

RECD S.E.C.
DEC 2 - 2003
1086

CID-B-03-128
November 21, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Notice Regarding Purchase of The Company's Own Shares in The Market
- Operating Results for the 2nd Quarter Ended September 30, 2003
- JSAT Announces Details Concerning Issuance of Subscription Rights(Stock Options)
- JSAT Announces Finalized Details Concerning Issuance of Subscription Rights (Stock Options)

Thank you for your attention and cooperation.

Yours faithfully,

Yasuo Okuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

November 11, 2003
JSAT Corporation

JSAT Announces Details Concerning Issuance of Subscription Rights (Stock Options)

JSAT Corporation wishes to serve notice that at a meeting held today, the Board of Directors approved finalized details regarding a resolution to grant stock options through the issuance of subscription rights, pursuant to Article 280-20, -21 of the Commercial Code of Japan. The resolution was approved by JSAT shareholders at the company's 19th Ordinary General Meeting of Shareholders.

The exercise price for the subscription rights and other undetermined matters will be finalized on November 19, 2003, the scheduled date of issue for the new subscription rights.

Particulars

1.	Date of issue for subscription rights:	November 19, 2003 (Scheduled)
2.	Number of subscription rights to be issued:	1,000 (One share per subscription right)
3.	Issue price of subscription rights:	Issued in gratis
4.	Type and number of shares to be issued for the purpose of issuing subscription rights:	1,000 shares of JSAT common stock
5.	Payment due upon exercise of subscription rights:	Undetermined
6.	Total price of shares to be issued upon exercise of subscription rights:	Undetermined
7.	Exercise period:	From July 1, 2005 to June 30, 2008
8.	Amount of the issue price of new shares issued upon exercise of subscription rights to be included in shareholders' equity:	Undetermined
9.	Limits on the transfer of subscriptions rights:	A subscription right may only be transferred with the approval of the Board of Directors.
10.	Eligible recipients of new subscription rights:	34 recipients (6 directors, 6 executive officers, 2 advisors and 20 management-tier employees holding G1-level JSAT status or above.)

(Reference)

(1)	Meeting of the Board of Directors to approve resolution for proposal to Ordinary General Meeting of Shareholders:	April 22, 2003
(2)	Approval of resolution by Ordinary General Meeting of Shareholders:	June 26, 2003

November 19, 2003
JSAT Corporation

JSAT Announces Finalized Details Concerning Issuance of Subscription Rights(Stock Options)

JSAT Corporation today announced that the Board of Directors finalized previously undetermined details concerning a resolution to grant stock options through the issuance of subscription rights, pursuant to Article 280-20, -21 of the Commercial Code of Japan. Most of these details were approved by resolution at a meeting held on November 11, 2003.

Particulars

1.	Date of issue for subscription rights:	November 19, 2003
2.	Payment due upon exercise of subscription rights:	¥464,387 per share
3.	Total price of shares to be issued upon exercise of subscription rights:	¥464,387,000 (¥464,387 per share)
4.	Amount of the issue price of new shares issued upon exercise of subscription rights to be included in shareholders' equity:	¥232,194 per share

(Reference)

(1)	Meeting of the Board of Directors to approve resolution for proposal to Ordinary General Meeting of Shareholders:	April 22, 2003
(2)	Approval of resolution by Ordinary General Meeting of Shareholders:	June 26, 2003

November 11, 2003
JSAT Corporation

Operating Results for the 2nd Quarter Ended September 30, 2003

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the second quarter ended September 30, 2003. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in the United States (U.S. GAAP).

1. Financial Highlights (unaudited)
2. Summary of Consolidated Financial Statements (unaudited)
3. Financial Highlights under Japanese GAAP (unaudited)
4. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
5. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

1. Financial Highlights (unaudited)

JSAT Group's financial highlights for the 2nd quarter ended September 30, 2003, are as follows (Figures are rounded off to hundred thousand yen except for share and per share amounts.):

Three months ended	Sep. 30, 2003	Sep. 30, 2002	Change	June 30, 2003
	¥ Million	¥ Million	%	¥ Million
Revenues	10,866	11,423	-4.9	10,882
Operating income	2,816	3,203	-12.1	2,823
Net income	1,437	1,902	-24.5	1,500
Total assets	178,133	174,593	+2.0	167,939
Shareholders' equity	100,931	94,856	+6.4	94,513
Net operating cash flow	4,758	5,726	-16.9	8,267
EBITDA	6,740	7,624	-11.6	7,044
EBITDA margin	62.0%	66.7%	-4.7	64.7%
Earning per share (EPS)	¥3,781.10	¥4,982.18	-24.1	¥3,964.57
Weighted average number of shares outstanding	379,989	381,737	-	378,405

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.
4. Lease accounting principles are applied to certain customers.
5. Expenses at certain consolidated subsidiaries are reported as deferred assets under Japanese GAAP.

2. Summary of Consolidated Financial Statements (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of Sep. 30, 2003	As of Sep. 30, 2002	As of Mar. 31, 2003
Assets			
Current assets	31,029	33,692	30,805
Investments, etc.	23,353	19,352	12,764
Property and equipment	118,363	117,873	122,286
Other assets	5,387	3,678	3,375
Total assets	178,133	174,593	169,230
Liabilities and shareholders' equity			
Current liabilities	17,033	17,272	20,015
Long-term liabilities	59,548	61,880	55,406
Minority interests	621	584	602
Common stock	53,770	53,770	53,770
Additional paid-in capital	34,427	35,009	35,009
Retained earnings:			
Appropriated for legal reserve	-	-	-
Unappropriated	7,774	3,876	6,161
Accumulated other comprehensive income	6,364	4,338	569
Treasury stock	(1,403)	(2,135)	(2,301)
Total shareholders' equity	100,931	94,856	93,207
Total	178,133	174,593	169,230

(2) Summary of Statements of Income

(¥ Million)

Three months ended	Sep. 30, 2003	Sep. 30, 2002	Change (%)	June 30, 2003
Revenues	10,866	11,423	-4.9	10,882
Operating expenses	8,050	8,220	-2.1	8,059
Operating income	2,816	3,203	-12.1	2,823
Other income (expenses)	(313)	77	-	(21)
Income before income taxes and minority interests	2,503	3,279	-23.7	2,802
Income taxes	1,058	1,379	-23.3	1,292
Minority interests	(9)	(1)	-	(10)
Net income	1,437	1,902	-24.5	1,500

(3) Revenues for Each Service

(¥ Million)

Three months ended	Sep. 30, 2003	Sep. 30, 2002	Change (%)	June 30, 2003
Network-Related Services	4,186	4,288	-2.4%	4,207
Broadcast & Video Distribution Services	6,516	6,946	-6.2%	6,469
Other Services	164	189	-13.2%	206
Total	10,866	11,423	-4.9%	10,882

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	Sep. 30, 2003	Sep. 30, 2002	June 30, 2003
Operating activities (net cash)	4,758	5,726	8,267
Net income	1,437	1,902	1,500
Depreciation and amortization	4,055	4,105	4,059
Other	(734)	(281)	2,708
Investing activities (net cash)	(6,414)	262	(2,551)
Property and equipment	(2,374)	(4,044)	(2,015)
Business investments	(192)	(91)	(5)
Financial investments	(3,849)	4,397	(531)
Financing activities (net cash)	783	(4,479)	(4,290)
Proceeds from short-term borrowings	325	-	-
Repayments of short-term borrowings	(800)	(550)	(2,000)
Proceeds from long-term borrowings	3,400	500	-
Repayments of long-term borrowings	(2,116)	(2,116)	(1,083)
Proceeds from issuance of convertible bonds	-	63	-
Payments for dividends	(229)	(103)	(1,089)
Payments for treasury stocks	(1,403)	(2,140)	-
Proceeds from sale of treasury stock	1,719	-	-
Other	(113)	-	(118)
Effect of exchange rate changes on cash and cash equivalents	(12)	24	6
Cash and cash equivalents at beginning of the fiscal year	2,932	3,153	1,500
Cash and cash equivalents at end of the fiscal year	2,047	4,686	2,932

3. Financial Highlights under Japanese GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on U.S. and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. Japanese GAAP may differ from U.S. GAAP in material ways. Presented below are summaries of Japanese GAAP consolidated financial results for reference purposes. (Figures are rounded down to hundred thousand yen.)

Financial Highlights under Japanese GAAP on a consolidated basis

Three months ended	Sep. 30, 2003	Sep. 30, 2002	Change	June 30, 2003
	¥ Million	¥ Million	%	¥ Million
Revenues	11,082	11,422	-3.0	10,881
Operating Income	2,924	3,428	-14.7	2,934
Net Income	1,511	1,843	-18.0	1,603
Total assets	176,878	173,081	+2.2	167,028
Shareholders' equity	101,968	95,775	+6.5	95,479
Net operating cash flow	4,637	5,593	-17.1	8,148
EBITDA	6,951	7,470	-6.9	7,066
EBITDA margin	62.7%	65.4%	-2.7	64.9%
Earning per share (EPS)	¥3,976.49	¥4,828.30	-17.6	¥4,236.42
Weighted average number of shares outstanding	379,988	381,737	-	378,405

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

4. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of Sep. 30, 2003	As of Sep. 30, 2002	As of Mar. 31, 2003
Assets			
Current assets	18,426	27,105	18,447
Fixed assets	158,131	145,976	149,959
Deferred assets	320	-	124
Total assets	176,878	173,081	168,531
Liabilities and shareholders' equity			
Current liabilities	16,399	16,663	19,436
Long-term liabilities	57,867	60,035	54,326
Minority interests	643	606	624
Common stock	53,769	53,769	53,769
Additional paid-in capital	31,188	31,770	31,770
Retained earnings	12,905	8,884	11,185
Unrealized gains on securities	5,510	3,565	(200)
Foreign currency translation adjustment	(3)	(80)	(79)
Treasury stock	(1,403)	(2,134)	(2,301)
Total shareholders' equity	101,968	95,775	94,143
Total	176,878	173,081	168,531

(2) Summary of Statements of Income

(¥ Million)

Three months ended	Sep. 30, 2003	Sep. 30, 2002	Change (%)	June 30, 2003
Revenues	11,082	11,422	-3.0	10,881
Operating expenses	8,158	7,994	+2.1	7,946
Operating income	2,924	3,428	-14.7	2,934
Other income (expenses)	(367)	148	-	(39)
Ordinary income	2,557	3,576	-28.5	2,896
Extraordinary income (expenses)	8	(358)	-	-
Income before income taxes and minority interests	2,566	3,217	-20.2	2,896
Income taxes	1,046	1,375	-23.9	1,283
Minority interests	9	(1)	-	9
Net income	1,511	1,843	-18.0	1,603

(3) Revenues for Each Service

(¥ Million)

Three months ended	Sep. 30, 2003	Sep. 30, 2002	Change (%)	June 30, 2003
Network-Related Services	4,402	4,288	+2.7	4,207
Broadcast & Video Distribution Services	6,515	6,945	-6.2	6,468
Others	163	188	-13.3	205
Total	11,082	11,422	-3.0	10,881

(4) Consolidated Statements of Cash Flow

(¥ Million)

Three months ended	Sep. 30, 2003	Sep. 30, 2002	June 30, 2003
Operating activities (net cash)	4,637	5,593	8,148
Income before income taxes	2,566	3,217	2,896
Depreciation and amortization	4,179	3,993	3,964
Payments for income taxes	8	0	(2,840)
Other	(2,117)	(1,617)	4,128
Investing activities (net cash)	(6,406)	262	(2,550)
Property and equipment	(5,641)	(4,044)	(2,014)
Business investments	(527)	(90)	(5)
Financial investments	(238)	4,397	(531)
Financing activities (net cash)	896	(4,346)	(4,171)
Proceeds from short-term borrowings	325	-	-
Repayments of short-term borrowings	(800)	(550)	(2,000)
Proceeds from long-term borrowings	3,400	500	-
Repayments of long-term borrowings	(2,116)	(2,116)	(1,082)
Proceeds from issuance of convertible bonds	-	62	-
Payments for dividends	(228)	(103)	(1,088)
Proceeds from sales of treasury stocks	1,719	-	-
Payments for purchase of treasury stock	(1,402)	(2,139)	-
Effect of exchange rate changes on cash and cash equivalents	(13)	23	6
Cash and cash equivalents at beginning of the quarter	2,932	3,153	1,499
Cash and cash equivalents at end of the quarter	2,046	4,685	2,932

5. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the second quarter ended September 30, 2003. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Satellite Network, Inc.** (67.0% ownership)

SNET is a major Type 2 telecommunications carrier and a system integrator for satellite communications and broadcasting services including uplink services for SKY PerfecTV!.

(¥ Million)

Three months ended	September 30, 2003
Revenues	1,163
Operating income	53
Ordinary income	52
Net income	27

(2) Affiliates

- **NTT Satellite Communications Inc.** (35.9% ownership)

NTT Satellite Communications Inc. is a Type 2 telecommunications carrier providing companies with satellite intranet services.

(¥ Million)

Three months ended	September 30, 2003
Revenues	731
Operating income	(10)
Ordinary income	(19)
Net income	(20)

- **Pay Per View Japan, Inc.** (20.0% ownership)

Pay Per View Japan, Inc. is a licensed broadcaster which broadcasts 27 channels of movies and other entertainment programs by pay-per-view programming.

(¥ Million)

Three months ended	September 30, 2003
Revenues	3,140
Operating income	35
Ordinary income	33
Net income	33

Operating results for Japan CableCast Inc. and JSAT International Inc., which are before commencement of services, are not described in this report.